February 27, 2006

via facsimile, overnight mail and EDGAR

Mr. Ernest Greene

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC  20549-7010

Re:          Quixote Corp.

Form 10-K for Fiscal Year Ended June 30, 2005

Form 10-Q for Fiscal Quarter Ended September 30, 2005

File No.  1-8123

Dear Mr. Greene:

We are submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission by letter to Quixote Corporation (the “Company” or “Quixote” or “we”) dated February 10, 2006.  The numbered comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

Comment

General

1.     Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response

1.     We note this comment.  As appropriate, examples of disclosure are included in the responses below which we will include in future filings.

Comment

Item 3.  Legal Proceedings, Page 10

2.     Because you have separated the BEDINGER V. THE MILLS CORP. issue from your assertion as to materiality, it is unclear whether you are indicating that it is reasonably possible that the injury case could be material. We also note no further disclosures regarding this case. Please provide us with a comprehensive description of the underlying facts, and explain your view as to merit. Tell us whether your insurance company has accepted full responsibility. In addition, notwithstanding your views as to merit, tell us whether it is reasonably possible that this could have a material impact on your financial condition, operations or liquidity.

Response

2.     We first reported the BEDINGER V. MILLS CORP. lawsuit in our disclosure under “Legal Proceedings” in Item 1 of Part II of our Form 10-Q for the period ended September 30, 2002, shortly after receipt of the Complaint demanding a judgment of $1,000,000 against the defendants.  We tendered the case to our insurance carrier which accepted the defense of the matter, but without an express acceptance of full responsibility.  The plaintiff, an elderly woman, had suffered a broken hip and wrist after tripping on one of our surface-mounted delineator bases in a shopping mall parking lot.  We believed that we had no responsibility for the installation of the post and its maintenance.  Although the plaintiff’s case potentially had some merit based on negligence claims against other defendants, we concluded that it was not reasonably possible that the settlement of this case could have a material financial impact on our financial condition, operations or liquidity.

In Item 1 of Part II of our Form 10-Q for the period ended December 31, 2005, we reported that the Court granted our motion for summary judgment and dismissed us from the case.  In light of this development, the case had no, and will have no, material impact on us.  In future filings, we will more clearly disclose our conclusion regarding the effect of the outcome of potential loss contingencies.

Comment

Liquidity and Capital Resources, page 18

Off-Balance Sheet Arrangements and Contractual Obligations, page 19

3.     Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of pension benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Response

3.     We currently have no pension benefit obligations with the exception of the cash portion of our retirement stock award program.  With respect to interest payments and the cash portion of our retirement stock award program, we will revise our disclosure so that our Form 10-Q for the period ending March 31, 2006 will present the following:

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are subject to certain debt obligations, guarantees, commitments and contingent liabilities further described in our Annual Report on Form 10-K for the year ended June 30, 2005.  The following table presents our contractual obligations to make future payments under contracts, such as debt and lease agreements, as of March 31, 2006:

(Dollar amounts in thousands)

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt (1)
Interest (2)
Operating leases
Minimum royalty payments
Retirement award program

Total

(1)   Amount includes expected cash payments on long-term debt based upon current maturities and expected renewals.

(2)   Amount includes estimated interest payments based on interest rates as of the current period. Interest rates on variable-rate debt are subject to change in the future.

As disclosed in the footnotes to the consolidated financial statements included herein, we have entered into bid and performance related bonds associated with various contracts.  Potential payments due under those bonds are related to our performance under the applicable contract.  The total amount of bid and performance related bonds that were available and undrawn as of March 31, 2006 was $                .  We also have standby letters of credit covering potential workers’ compensation liabilities.  The total standby exposure relating to letters of credit as of March 31, 2006 was $                .

Comment

Financial Statements

Note 14 – Guarantees, Commitments and Contingent Liabilities, page 46

Product Warranty Liability, page 47

4.     We note that you had substantial expenditures related to product warranty liabilities in 2005. We also note that you had a significant downward adjustment to the provision for the year. Please explain the details of these payments and the related product(s) and the analysis supporting the decrease in the provision. Tell us how you recorded the reduction in the accrual. Provide us with the amount of warranty expenditures from 7/1/2005 through the date of your response.

Response

4.     The product warranty disclosure included in Note 14 to the 2005 consolidated financial statements is as follows:

PRODUCT WARRANTY LIABILITY

The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect.  The term of these warranties varies (30 days to 5 years) by product.  The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs can be made.

The Company’s estimated product warranty liability for the years ended June 30 is as follows:

(Dollar amounts in thousands)	2005	2004
Beginning balance	$4,691	$1,986
Current provisions, net	(702)	1,000
Expenditures and settlements	(1,523)	(240)
Acquisitions	—	2,144
Adjustments	44	(199)
Ending balance	$2,510	$4,691

Expenditures and settlements

The amount of $1,523,000 presented as “Expenditures and settlements” for fiscal 2005 includes $1,036,000 related to the settlement of a lawsuit which occurred in the first quarter of fiscal 2005.

In connection with our purchase of U.S. Traffic Corporation (UST), we recorded an amount for product warranty exposure in the amount of $1,036,000 arising from the sale of variable message signs to Georgia Electric Company by the former owner of UST, n/k/a Myers America, Inc. (Myers).  We and Myers were sued by Georgia Electric for over $1 million in February 2004.  The lawsuit was disclosed in Item 1 of Part II of our Form 10-Q for the period ended March 31, 2004.

We and Myers jointly settled the case in August 2004 by our payment of $125,000 and Myers’ payment of $675,000 to Georgia Electric.  If we had been unable to prevail in our assertion that Myers should assume some responsibility for this liability, we could have been responsible for the entire liability relating to the claim.  The settlement was disclosed in Item 3 of Part I of our Form 10-K for the year ended June 30, 2004.

As this matter was settled before the filing of the 2004 Form 10-K, an entry was recorded to the June 30, 2004 financial statements as a Type I subsequent event.  The entry recorded the $911,000 difference between the original accrual estimate for this matter of $1,036,000 and our portion of the required cash settlement of $125,000 as a debit to other current accrued liabilities and as a credit against warranty expense.  The entry against warranty expense was appropriately recorded to the June 30, 2004 income statement.  However, the $911,000 debit should have been recorded to accrued warranty rather than to other current accrued liabilities, resulting in an overstatement of accrued warranty and an understatement of other current accrued liabilities as presented in the balance sheet and the warranty disclosure included in the June 30, 2004 financial statements and notes thereto.  The amount of “Current provisions, net” for 2004 of $1,000,000 presented in Note 14 to the June 30, 2005 financial statements should have been reduced by $911,000 and the amount of “Expenditures and settlements” for 2005 of $1,523,000 should have been reduced by $911,000, accordingly.  However, the income statement and total current liabilities were appropriately stated in the June 30, 2004 and 2005 financial statements.

We determined based upon quantitative and qualitative materiality considerations that the June 30, 2004 balance sheet and footnote error did not require an amendment to previous filings.

The remaining amount included in “Expenditures and settlements” for 2005 included $125,000 for the cash payment relating to the settlement mentioned above and $487,000 for ongoing expenditures for general product warranty repairs or replacements primarily to road/runway weather information systems and intersection control products.

Current provisions, net

The amount of $702,000 presented as “Current provisions, net” for 2005 as a net reduction in the warranty accrual and warranty expense is primarily due to a reduction in the original estimate of warranty exposure we assumed in connection with the purchase of Peek Traffic Corporation and related liabilities for performance issues of a software component product for traffic controllers which were sold prior to our acquisition.  We have been successful in mitigating this exposure at a lower cost than the original estimate.

Also included in “Current provisions, net” is approximately $130,000 of net provisions (additions to the warranty accrual) primarily related to general product warranty exposure related to road/runway weather information systems and intersection control products.  Offsetting this addition to the warranty accrual is a $141,000 reduction to the warranty accrual for which the corresponding credit was to goodwill.  The original warranty exposure was also assumed through the purchase of Peek Traffic and related to the performance of certain traffic controllers sold to a certain customer before our acquisition of Peek Traffic.  This exposure was resolved at a lower cost than the original estimate within one year of the date of the purchase of Peek Traffic.

Fiscal 2006 Expenditures

The amount of warranty expenditures for the period July 1, 2005 through January 31, 2006 was approximately $330,000 relating to ongoing expenditures for general product warranty repairs or replacements primarily to road/runway weather information systems and intersection control products.

Comment

Legal, page 47

5.     You indicate that the amount of liability, if any, arising from legal actions should not have a material effect on the Company’s result of operations, financial condition or cash flows. However, as noted above, because you separated the BEDINGER V. THE MILLS CORP. issue from your assertion as to materiality, on page 10, it is unclear whether you are including that case in your materiality assertion. Please advise regarding this and the other information requested above.

Response

5.     As indicated in our response to comment #2 above, we determined that it was not reasonably possible that the outcome of the BEDINGER V. MILLS CORP. lawsuit would be material.  We had intended to include this case in our assertion that liability from legal actions should not have a material effect on our results of operations, financial conditions or cash flows.  As also mentioned in our response to comment #2 above, we will more clearly disclose our conclusion regarding the effect of the outcome of potential loss contingencies.

Comment

Note 16, Industry Segments, page 48

6.     Your reportable segments are based on the similarity of products and are aggregations of smaller operating units. Financial information is regularly evaluated in determining resource allocation and assessing performance based on operating income and other measures of the units. In order for us to better understand your segment disclosures, please identify your operating segments and provide the operating income for each year presented. Such information should be derived (or directly provided) from your internal management reports. We realize that we asked you about this subject a little over four years ago however we note that you have made certain acquisitions in the subsequent years which have impacted your operations significantly. You may also continue to acquire other businesses, as noted on page 20.

Response

6.     We develop, manufacture and sell highway and transportation safety products to domestic and international markets. Our operations are divided into two reportable segments: highway and transportation safety products that “Protect and Direct,” to improve safety on the roads by minimizing the severity of crashes or by directing or guiding traffic to avoid crashes; and highway and transportation safety products that “Inform” motorists, pedestrians, and state and local highway personnel about dangerous or congested conditions or provide other useful information.  Products within the Inform segment are often referred to in our industry as Intelligent Transportation Systems (ITS) products.

The Protect and Direct segment is comprised of one operating segment, Energy Absorption Systems, Inc., which reports discrete financial information and is regularly reviewed by the Chief Operating Decision Maker (CODM), our CEO.

At the time of our previous correspondence with you on this matter, we owned Highway Information Systems, Inc. (HIS) and Nu-Metrics, Inc. (NMI).  Since that time, we acquired National Signal, Inc. (NSI) in January 2001; Surface Systems, Inc. (SSI) in August 2001; U.S. Traffic Corporation (UST) in May 2003; and Peek Traffic Corporation (Peek Traffic) in December 2003.

The Inform segment currently includes four operating segments which report discrete financial information and are regularly reviewed by the CODM.  The operating segments included in the Inform segment are currently HIS, NMI, SSI and Quixote Traffic Corporation (QTC).  QTC currently includes UST and Peek Traffic.  The four operating segments are aggregated to comprise the Inform segment.

As noted below, in an effort to improve the profitability of the acquired operations within the Inform segment to historical and pre-acquisition levels, we have been integrating operations within the segment and plan to continue to do so.

As requested, the operating income (loss) for each of our operating segments for each year presented in the June 30, 2005 financial statements, excluding the $32,600,000 (1) impairment charge recorded in fiscal 2004, is as follows:

(In 000’s)	2005	2004	2003

Protect and Direct	$14,859	$15,904	$18,846

Inform
HIS	$975	$461	$724
NMI	617	1,278	2,635
SSI	(441)	200	352
(2) National Signal, Inc.			(830)
U.S. Traffic Corporation		(3,955)	270
Peek Traffic Corporation		1,003	—
(3) QTC	(5,723)
	$(4,572)	$(1,013)	$3,151

(1)   The $32,600,000 impairment charge recorded in fiscal 2004 included $22,735,000 for UST, $5,701,000 for NMI and $4,164,000 for SSI.

(2)   The operations of NSI were integrated into UST operations during fiscal 2004 and the NSI entity was liquidated.

(3)   Since the acquisitions in calendar 2003, the operations of UST and Peek Traffic have been integrated over fiscal 2004 and fiscal 2005.  QTC was considered one operating segment for fiscal 2005 due to the level of integration.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Comment

Other Commitments, page 13

7.     Please tell us more about the settlement with the sellers of Peek Traffic.  Specifically:

•      Tell us the underlying reasons for the claim;

•      Tell us when the issue surrounding this claim originated. In other words, provide us with a timeline of events;

•      Tell us the gross total legal expenses associated with this claim;

•      Tell us the gross total cash settlement paid;

•      We note that you netted the gain in SG&A. Tell us what consideration you gave to this classification.

Response

7.     Our response to this comment is set forth below according to the specific comments included in your letter.

Reasons for the claim and timeline of events

We claimed damages from the Sellers of the Peek Traffic business arising from the Sellers’ breaches of representations and warranties in the asset purchase agreement and from certain liabilities of the Peek Traffic business that we did not specifically assume or were misrepresented to us, including: (1)  liability for a personal injury lawsuit resulting from an auto accident in February 2004 which allegedly was caused by a product sold by Peek Traffic prior to our acquisition; (2) damages suffered by us through a loss of revenue from a lawsuit filed in North Carolina prior to the acquisition that challenged the authority of municipal customers to perform their contracts with Peek Traffic; and (3) liabilities to customers for product warranty claims arising from three different products sold by Peek Traffic prior to our acquisition.  In addition, we wished to extend our sublease of the facilities from the Sellers, but the landlord disputed both the right of the Sellers to extend the sublease and our obligations to the landlord.

We accumulated our potential claims against the Sellers pursuant to the original asset purchase agreement since the time of our acquisition in December 2003 and in July 2005 engaged counsel to prepare a demand letter.  A draft correspondence outlining the claims was submitted to the Sellers’ counsel in August 2005.  On August 22, 2005, our management and counsel met with the Sellers and their counsel. At that meeting, the parties reached a settlement of all claims, subject to drafting documents acceptable to all parties, their counsel and the creditors of the Sellers.  The settlement agreement was executed effective September 23, 2005.

Legal expenses

The amount of external legal expenses associated with the settlement with the Sellers was approximately $17,000.

Cash Settlement

Pursuant to the settlement agreement with the Sellers, the Sellers agreed to pay us $650,000 to resolve the claims described above.  In addition, the parties agreed that we would repurchase from the Sellers the 150,603 shares of our common stock (initially received as part of the purchase price) for $3,105,000, or $20.62 per share.

Classification of gain

The basis for recording the Peek settlement into SG&A was based primarily upon guidance included in SFAS No. 141, “Business Combinations” - paragraph B177 (which was paragraph 23 in SFAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”) as well as a speech given by SEC Accountant Randolph Green in December 2003, included as excerpts below.  We believe this guidance supports our position that amounts which become payable or receivable on the resolution of claims arising out of the acquisition between the acquirer and the former owners of the acquired company should be charged or credited to income when settled.  Furthermore, we believe the claims involved in the settlement with the Sellers did not have a “clear and direct link to the purchase price”.

Excerpts from Interpretive Guidance:

Commerce Clearing House: Accounting Research Manager – Accounting for Business Combinations

Paragraph 141.20-1

“Litigation over purchase price typically involves either (a) disagreement about the meaning of specific provisions in the purchase agreement or (b) claims by the buyer that the seller misrepresented or concealed relevant facts that would have reduced the amount the acquirer was willing to pay for the business. Neither of these causes of litigation is unique to business combinations; disagreements about the meaning of contracts and claims that one party misled the other exist in many areas of business. Settlement of litigation over these matters is a normal part of business and should be charged or credited to income. The linkage to the purchase price is not sufficiently close or direct to adjust the cost of the acquired business.”

SFAS No. 141

Paragraph B177

“In developing Statement 38, the Board concluded that the provisions of that Statement should not be applied to contingencies that arise from the acquisition and that did not exist prior to the acquisition (such as contingencies related to litigation over the acquisition and the tax effect of the purchase). Paragraph 23 of Statement 38 explains the basis for that conclusion:

A number of respondents to the Exposure Draft questioned whether this Statement should be applied to contingencies that arise from the acquisition and that did not exist prior to the acquisition. Examples provided included litigation over the acquisition and the tax effect of the purchase. The Board concluded that such contingencies are the acquiring enterprise’s contingencies, rather than pre-acquisition contingencies of the acquired enterprise. Accordingly, Statement 16 applies to those contingencies after the initial purchase allocation.”

Speech given by SEC Accountant Randolph Green in December 2003

“….We have generally concluded that legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled.…Frequently, claims seeking enforcement of an escrow or escrow-like arrangement also include claims of misrepresentation or otherwise constitute a mixed claim.  While more complicated, I believe that the concept is the same.  In order to reflect some or all of the settlement of such a claim as an adjustment of the purchase price of the acquired business, the acquirer should be able to persuasively demonstrate that all or a specifically identified portion of the mixed claim is clearly and directly linked to the purchase price.  I would not ordinarily expect that the settlement of litigation that does not indicate that the initial allocation of fair value was incorrect to be accounted for as an adjustment of the purchase price. Similarly, claims that assert one party mislead the other or that a provision of the agreement is unclear are not unique to business combination agreements and do not generally establish a clear and direct link to the purchase price and, therefore, should be reflected in the income statement.  I say “generally fail to establish a clear and direct link” only because I think we would be persuaded that an adjustment of purchase price is appropriate if the acquirer were able to objectively demonstrate that the purchase price exceeded the acquired business’s agreed-upon fair value at the time of acquisition.  For example, assume a purchase agreement explicitly sets forth the understanding that each “acquired customer” is worth $1,000, that not less than one thousand customers will be transferred as of the consummation date, and subsequent litigation determines that the actual number of acquired customers was only nine hundred.  The effects of litigation should properly be reflected as part of the purchase price.  In contrast, if the purchase agreement obligates the seller to affect its best efforts to retain customers through the consummation date and litigation subsequently determines that the seller failed to do so, the effects are not clearly and directly linked to the purchase price and, accordingly should be reflected in the income statement.”

Comment

Item 4. Controls and Procedures, page 22

8.     Please continue to update the progress of the remediation of your material control weakness.  We assume that it will eventually represent a reportable change in internal control over financial reporting.

Response

8.     As disclosed in Item 4 of Part I of our Form 10-Q for the period ending December 31, 2005, included as an excerpt below, we plan to continue to update the progress of the remediation of our material control weakness and we expect that it will represent a reportable change in internal control over financial reporting.

Excerpt from December 31, 2005 Form 10-Q:

During the first half of fiscal 2006, we developed a comprehensive, detailed remediation plan to address these known deficiencies.  This plan included the decision to upgrade our primary information technology software system to a more current version which includes, among other things, better tools to assist with the monitoring of information technology general controls.  We are currently in the process of the upgrade, which we expect to complete in the third quarter of fiscal 2006.  We are also utilizing an external consulting firm to assist with the remediation of security and access controls.

Comment

Item 1. Legal Proceedings, page 24

9.     Tell us more about the complaint filed against the sellers of UST.  Specifically:

•      Explain in better detail the underlying reasons for the claim;

•      Explain the basis for your claim amount;

•      Explain the OEM agreement and the basis for their claim against you;

•      Describe the impact that this issue has had on your ongoing operations;

•      Tell us whether it is reasonably possible that the claim against you could be material.

Response

9.     Our response to this comment is set forth below according to the specific comments included in your letter.

Reasons for the claim and basis for claim amount

Our formal complaint alleges that Sellers engaged in a fraudulent scheme to induce us to enter into and close the purchase of assets of the UST business for a purchase price which was inflated, as a result of the Sellers’ fraud, by over $20 million.  Specifically, the purchase price was based on a multiple of the earnings generated by the acquired business.  By understating reserves for obsolete and slow moving inventory, bad debt reserve, and warranty accruals, Sellers overstated the earnings upon which the purchase price was based.  Sellers concealed these understatements by making a series of misrepresentations about the inventory, receivables, payables and procedures.  For this fraud, we are seeking actual and punitive damages.

In addition, our complaint alleges that Sellers breached the asset purchase agreement by: (1) breaching representations and warranties concerning the accuracy and GAAP-compliance of the Sellers’ financial statements, specifically with respect to the inventory reserve, payables,  bad debt reserve, and warranty accruals; and (2) breaching indemnity obligations with respect to certain excluded liabilities that we paid concerning certain inventory purchases, Mexican taxes, improper transfer of automobiles and cash from the business, and failure to honor certain pre-Closing customer contracts.  Certain of these claims are subject to contractual materiality and dollar thresholds and caps on total damages.  For these breaches, we are seeking actual damages and a declaration of Sellers’ indemnity obligations, along with its costs and attorneys’ fees.

We have also asserted claims against three guarantors of Sellers’ obligations under the original asset purchase agreement.  Lastly, we sought a declaration that one of the Sellers remains the holder of a promissory note in connection with the asset purchase agreement.

OEM Supply Agreement

As part of the acquisition, we entered into an OEM supply agreement with an affiliate of the Sellers, Myers Power Products, Inc. (“Myers Power”), whereby Myers Power would supply for five years our requirements for modules and cabinets that comprise the PowerBack® uninterruptible power supply products (a product line that we purchased under the original asset purchase agreement).  Myers Power breached the OEM supply agreement by failing to supply us products for approximately one month, and subsequently interfered with our efforts to fulfill demand by acquiring products from the third-party supplier.  Myers Power maintained that we did not pay for products on the 30-day terms stated in the OEM supply agreement.  We acknowledge that we failed to make some payments on the 30-day terms, but contend that (a) Myers Power extended the term

— in writing — to 45 days, (b) Myers Power’s calculation of when payments were made is inaccurate, because it has misdated invoices and delayed crediting payments, and (c) our payments are consistent with Myers Power’s payments to us for products it orders from us.

We obtained a temporary restraining order (TRO) in November 2005 from the Circuit Court of Cook County, Chancery Division, requiring Myers Power to continue to supply products to us pursuant to the terms of the OEM supply agreement.  Myers Power resumed shipments of product to us shortly after the TRO was obtained.  A hearing on our motion for a preliminary injunction was held on February 21, 2006 and we expect a ruling on March 2, 2006.

Impact on ongoing operations

The failure of Myers Power to ship cabinets and modules in accordance with the OEM supply agreement resulted in some late shipments of products to our customers.  Other than some customer management issues and the related time and effort, there has been little impact on operations except for ongoing external legal costs which have not been deemed material in any one reporting period.  Since the entry of the TRO in November 2005, operations have resumed to normal.

Claim against us

In its action filed against us in the Circuit Court of Cook County, Chancery Division, one of the Sellers, Myers, seeks an order requiring us to submit reports regarding sales of traffic controllers to New York City pursuant to the asset purchase agreement and an accounting of such sales.  We believe that we have delivered all reports and accounted for such sales to Myers.

Materiality

We have determined that it is not reasonably possible that the effect of the outcome of the claim by Myers against us will have a material impact on our results of operations, financial condition or cash flows.  In addition, we currently do not expect that external legal costs relating to this claim against us will become material in any one reporting period.

Responsibility

In connection with this signed response to your letter dated February 10, 2006, we acknowledge the following:

•     the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (312)705-8400.

Sincerely,

/s/ Daniel P. Gorey

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer